Exhibit 99.1

Webus International Limited Receives Nasdaq Notice Regarding Minimum Bid Price Requirement

New York, US, Jan. 05, 2026 (GLOBE NEWSWIRE) --  Webus International Limited (the “Company”) (Nasdaq: WETO) today announced that it has received a deficiency letter from the Nasdaq Stock Market LLC (“Nasdaq”) dated December 30, 2025 (the “Letter”), indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

The Letter stated that the Company has been provided a compliance period of 180 calendar days, or until June 29, 2026, to regain compliance with the minimum bid price requirement. During this compliance period, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days.

The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market. The Company intends to monitor the closing bid price of its ordinary shares and may consider available options to regain compliance with the Nasdaq minimum bid price requirement.

About Webus International Limited (NASDAQ: WETO)

Webus International Limited (NASDAQ: WETO) is a global TravelTech company providing AI-driven customized travel and digital mobility solutions for global travelers. Through its flagship brand Wetour Travel Tech LLC and regional subsidiaries, WETO offers premium chauffeur services, personalized itineraries, and blockchain-enabled travel products across North America, Asia, and the Middle East. For more information, please visit www.wetourglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact:

Annabelle Li

Investor Relations – Webus International Limited

Email: ir.annabelle@webus.vip